FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 000-13727

Pan American Silver Corp.
(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)
Date: April 24, 2006
By:/s/ Ross Beaty
(Signature)

Ross Beaty, Chairman

       For Immediate Release

April 21, 2006

PAN AMERICAN SILVER CLOSES OVER-ALLOTMENT PORTION
OF US$150 MILLION PUBLIC OFFERING OF COMMON SHARES

Vancouver, Canada - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) has closed the issuance of 531,407 common shares at a price of US$23.88 per share pursuant to the exercise of an over-allotment option by its underwriting syndicate, for gross proceeds of US$12,689,999 and proceeds, after deducting underwriting fees, of US$12,182,399 (the "Over-Allotment Option").

On April 18, 2006 Pan American issued 5,750,000 common shares at a price of US$23.88 per share, for total gross proceeds of US$137,310,000 and net proceeds, after deducting underwriting fees, of US$130,787,755 (the "Original Offering").

Pan American expects to use the net proceeds of the Original Offering and the Over-Allotment Option primarily for the construction and development of its Manantial Espejo silver project in Argentina and the remainder for working capital and general corporate purposes.

Bear, Stearns & Co. Inc. and BMO Nesbitt Burns Inc. acted as joint book-running managers for the Original Offering and the Over-Allotment Option.  CIBC World Markets Inc., Merrill Lynch Inc., Canaccord Capital Corporation and National Bank Financial Inc. acted as co-managers.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Pan American Silver Corp. is one of the world's largest publicly traded primary silver producers with mining operations and development projects in Mexico, Peru, Argentina, Bolivia and the United States.

-end-

For Further Information Contact: Pan American Silver Corp (604) 684-1175.

1500 - 625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6  •  TEL 604.684.1175  •  FAX 604.684.0147

www.panamericansilver.com